UBS AG
Postfach
CH-8098 Zurich
Tel +41-44-234 11 11

www.ubs.com

Ms. Amy L. Starr

Chief

Office of Capital Markets Trends

Division of Corporation Finance

US Securities and Exchange Commission

Washington, DC 20549

April 18, 2012

Re:	UBS AG

424 Prospectuses relating to Registration Statement on Form F-3ASR

Filed January 11, 2012

File No. 333-178960

Dear Ms. Starr:

We have received your letter dated April 12, 2012, outlining comments from your office with respect to certain disclosure issues in connection with future structured note offerings.

We are working diligently on preparing written responses to the several issues raised, including supplemental materials to be provided to the Commission. We expect that this process will take more than the ten business days within which you have requested a response due the need to discuss the issues with a number of persons internally and across several business units, among numerous senior members of management, and with our Disclosure Committee.

We expect to be in a position to supply our full response to your comments by May 11, 2012.

Please contact us if you have any concerns about this.

Very truly yours,

Gordon S. Kiesling	Sarah Starkweather
Executive Director	Director